Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 212 839 5444

October 24, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Conlon Danberg
Katherine Bagley
Jeanne Bennett
Brian Cascio

Re:	Dune Acquisition Corporation
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed September 29, 2023
File No. 001-39819

Ladies and Gentlemen:

This letter sets forth the response of Dune Acquisition Corporation (“Dune” or the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 20, 2023, with respect to the Company’s Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A, filed on September 29, 2023, File No. 001-39819 (the “Third Amended Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 4 to the Third Amended Proxy Statement (the “Fourth Amended Proxy Statement”) in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Fourth Amended Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission October 24, 2023 Page 2

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed September 29, 2023

Opinion of Dune’s Financial Advisor

Discounted Cash Flow Analysis, page 115

1.	We note your statement that “The 2023 – 2032 forecast was one of multiple financial analyses used by Newbridge in connection with its opinion based on guidance from Global Hydrogen.” Please expand on this statement to explain the other financial analyses Newbridge used in connection with its opinion. Please note if the other financial analyses are disclosed in the proxy statement. To the extent the financial analyses are not disclosed, please explain why you believe they are not required to be disclosed.

RESPONSE:

Upon further consideration, in response to the Staff’s comment, the Company has deleted such statement in the Fourth Amended Proxy Statement. The Company respectfully advises the Staff that the comparable public company analysis disclosed in “The Business Combination Proposal — Opinion of Dune’s Financial Advisor — Comparable Public Company Analysis” beginning on page 112 of the Fourth Amended Proxy Statement and the DCF Analysis disclosed in “The Business Combination Proposal — Opinion of Dune’s Financial Advisor — Discounted Cash Flow Analysis” beginning on page 113 of the Fourth Amended Proxy Statement were the only two financial analyses that Newbridge used in connection with rendering its fairness opinion to the Dune Board of Directors. The Company has revised the Third Amended Proxy Statement in response to the Staff’s comment. Please see pages 66, 112, 114 and 115 of the Fourth Amended Proxy Statement.

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If you have any questions regarding the foregoing or the Fourth Amended Proxy Statement, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Carter Glatt, Dune Acquisition Corporation
Chief Executive Officer